                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                            DESTRON FEARING CORPORATION
                                490 Villaume Avenue
                          South St. Paul, Minnesota 55075
                          -------------------------------
                                  (Name of Issuer)

                                    Common Stock
                                    ------------
                           (Title of Class of Securities)

                                    250637-10-5
                                    -----------
                                   (CUSIP Number)


                               John R. Beattie, Esq.
                                Thomas J. Puff, Esq.
                              Messerli & Kramer, P.A.
                              1800 Fifth Street Towers
                               150 South Fifth Street
                            Minneapolis, Minnesota 55402
                                   (612) 672-3731
                                   --------------
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)

                                   April 9, 1998
                                   -------------
                        (Date of Event which Requires Filing
                                 of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /.

                      (Cover pages continued on next 21 pages)

                                     1 of 22

CUSIP No.      250637-10-5
               -----------

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     1)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

          Bradley C. Holt
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/
               ---------------------------------------------------------------

          b)   / /
               ---------------------------------------------------------------

------------------------------------------------------------------------------

     3)   SEC Use Only -------------------------------------------------------

------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

          PF
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
                              ------------------------------------------------

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization    United States

------------------------------------------------------------------------------


      Number of Shares   7)   Sole Voting Power        243,500
      Beneficially                              -----------------------------
      Owned by Each      8)   Shared Voting Power   None
      Reporting Person                            ---------------------------
      With:              9)   Sole Dispositive Power   243,500
                                                     ------------------------
                        10)   Shared Dispositive Power  None
                                                       ----------------------

                                     2 of 22

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person  243,500
                                                                       -------

------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
          (See Instructions)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

                 1.8% of Common Stock outstanding
                 -------------------------------------------------------------

------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)  IN
                                                     -------------------------

------------------------------------------------------------------------------

                                     3 of 22

CUSIP No.      250637-10-5
          -------------------------

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     3)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

                   Mr. and Mrs. Maas van Dusschotem
               ---------------------------------------------------------------

------------------------------------------------------------------------------

     4)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/
               ---------------------------------------------------------------

          b)   / /
               ---------------------------------------------------------------

------------------------------------------------------------------------------

     3)   SEC Use Only
                       -------------------------------------------------------

------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

               PF
            ------------------------------------------------------------------

------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization         The Netherlands
                                               -------------------------------

------------------------------------------------------------------------------

               Number of      7)   Sole Voting Power   265,000
               Shares                                 ------------------------
               Beneficially   8)   Shared Voting Power      None
               Owned by                                -----------------------
               Each           9)   Sole Dispositive Power   265,000
               Reporting                                  --------------------
               Person With:   10)  Shared Dispositive Power      None
                                                            ------------------

------------------------------------------------------------------------------

                                     4 of 22

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person  265,000
                                                                       -------

------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
          (See Instructions)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

                    2.0% of Common Stock outstanding
              ----------------------------------------------------------------

------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)   IN
                                                      ------------------------

------------------------------------------------------------------------------

                                     5 of 22

CUSIP No.      250637-10-5
           ------------------------

------------------------------------------------------------------------------

     5)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

               John R. Beattie
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     6)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/
               ---------------------------------------------------------------

          b)   / /
               ---------------------------------------------------------------

------------------------------------------------------------------------------

     3)   SEC Use Only

------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

               PF
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         United States
                                                ------------------------------

------------------------------------------------------------------------------

                        7)   Sole Voting Power   54,700
      Number of Shares                         -------------------------------
      Beneficially      8)   Shared Voting Power      None
      Owned by Each                              -----------------------------
      Reporting Person  9)   Sole Dispositive Power   54,700
      With:                                          -------------------------
                        10)  Shared Dispositive Power      None
                                                      ------------------------


                                     6 of 22

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person  54,700
                                                                      --------

------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

                   .4% of Common Stock outstanding
         ---------------------------------------------------------------------

------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)  IN
                                                       -----------------------

------------------------------------------------------------------------------

                                     7 of 22

CUSIP No.      250637-10-5
           ------------------------

------------------------------------------------------------------------------

     7)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

               Mr. and Mrs. Gary Hofstad
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     8)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/
               ---------------------------------------------------------------

          b)   / /
               ---------------------------------------------------------------

------------------------------------------------------------------------------

     3)   SEC Use Only
                       -------------------------------------------------------

------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

               PF
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         United States
                                                ------------------------------

------------------------------------------------------------------------------

                        7)   Sole Voting Power             50,000
      Number of Shares                         -------------------------------
      Beneficially      8)   Shared Voting Power           None
      Owned by Each                              -----------------------------
      Reporting Person  9)   Sole Dispositive Power        50,000
      With:                                         --------------------------
                        10)  Shared Dispositive Power      None
                                                      ------------------------

                                     8 of 22

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person  50,000
                                                                       -------

------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row 11

                   .3% of Common Stock outstanding
         ---------------------------------------------------------------------

------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions)     IN
                                                       -----------------------

-------------------------------------------------------------------------------

                                     9 of 22

CUSIP No.      250637-10-5
          -------------------------

------------------------------------------------------------------------------
     9)   Names of Reporting Persons or I.R.S. Identification Nos. of Above
          Persons

               Harry Carlson
          --------------------------------------------------------------------

------------------------------------------------------------------------------

    10)   Check the Appropriate Box if a Member of a Group
          (See Instructions)

          a)   /X/
               ---------------------------------------------------------------

          b)   / /
               ---------------------------------------------------------------

------------------------------------------------------------------------------

     3)   SEC Use Only
                        ------------------------------------------------------

------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

               PF
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization         United States
                                               -------------------------------


------------------------------------------------------------------------------

                        7)   Sole Voting Power   55,000
      Number of Shares                         -------------------------------
      Beneficially      8)   Shared Voting Power      None
      Owned by Each                              -----------------------------
      Reporting Person  9)   Sole Dispositive Power   55,000
      With:                                         --------------------------
                        10)  Shared Dispositive Power  None
                                                      ------------------------

------------------------------------------------------------------------------

                                     10 of 22

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person 55,000
                                                                       -------

------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares
          (See Instructions)       N/A
                             -------------------------------------------------

------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row 11

                    .4% of Common Stock outstanding
          --------------------------------------------------------------------

------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)  IN
                                                      ------------------------

------------------------------------------------------------------------------

                                     11 of 22

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D Statement relates to the Common Stock of Destron Fearing Corporation (the "Issuer"), a Delaware corporation, having its principal executive offices at 490 Villaume Avenue, South St. Paul, Minnesota 55075.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D Statement is being filed jointly by a group of individual investors consisting of: Mr. and Mrs. Maas van Dusschotem; Bradley C.Holt;
John R. Beattie; Mr. and Mrs. Gary Hofstad; and Harry Carlson (collectively hereinafter referred to as the "Purchasers").

     The respective business or residential addresses of the Purchasers are as follows:


     Purchaser                               Address
     ---------                               ---------
     Mr. and Mrs. Maas van Dusschotem        Kattenhaarsweg 78
                                             7462 ES Rijssen
                                             The Netherlands

     Bradley C. Holt                         1421 East Wayzata Boulevard
                                             #225
                                             Wayzata, Minnesota  55341

     Mr. and Mrs. Gary Hofstad               5650 North Lylac Drive
                                             Brooklyn Center, MN  55430

     John R. Beattie                         1800 Fifth Street Towers
                                             150 South Fifth Street
                                             Minneapolis, Minnesota  55403

     Harry Carlson                           4 Indian Trail
                                             Lucas, Texas  75002

                                     12 of 22

     The principal occupations and employers of the Purchasers are as follows:


     Purchaser                              Occupation/Employer
     ------------------                     -------------------
     Mr. and Mrs. Maas van Dusschotem       Private Investor

     Bradley C. Holt                        President; Lions Gate Capital

     John R. Beattie                        Attorney; Messerli & Kramer, P.A.

     Mr. and Mrs. Gary Hofstad              President; M&G Marketing Co.

     Harry Carlson                          Supervising Manager; Tivoli Systems

     None of the above-referenced Purchasers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of the respective Purchasers been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Four of the Purchasers within the investment group are citizens of the United States. One Purchaser, Maas van Dusschotem, is a citizen of The Netherlands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Purchaser's response to Item 5 of this Schedule 13D Statement is incorporated herein by reference. All of the funds used to purchase the Issuer's Common Stock, as stated herein, were the personal funds of the Purchasers set forth in Item 2. The Issuer's shares acquired were purchased through open market purchases, with the exception of 179,000 shares owned by Mr. Holt, that were acquired through the exercise of outstanding Company Stock Purchase Warrants. The aggregate purchase price for the shares acquired and currently held by each of the respective Purchasers, is as follows:


     Purchaser                             Aggregate Purchase Price
     ---------                             ------------------------
     Mr. and Mrs. Maas van Dusschotem                $530,000

     Bradley C. Holt                                 $498,375

     Harry Carlson                                   $213,125

     Mr. and Mrs. Gary Hofstad                       $210,000

     John R. Beattie                                 $159,150

                                     13 of 22

ITEM 4.  PURPOSE OF TRANSACTION.

     The Purchasers believe the Common Stock of the Issuer has been, and remains, undervalued in the public market, and therefore, poses an attractive investment opportunity for each of the members of the investment group. In this regard, and in pursuit of enhancing their investment, the Purchasers intend to closely monitor the Issuer's operations and existing management's specific proposals and efforts taken, and to be taken, to enhance the share value of the Issuer's Common Stock. To support this effort, the Purchasers intend to meet with the Issuer's Board of Directors to seek Board representation for their collective interest and to monitor the Issuer's strategic plans and progress to enhance shareholder value. If, in the sole discretion of the Purchasers, the Issuer's Board and existing management are unsuccessful in this regard, the Purchasers may seek themselves, or in conjunction with other shareholders of the Issuer, and/or other outside investors, at some point in the future, a more active interest in the direction of the Issuer, including, but not limited to: seeking additional representation on the Issuer's Board of Directors; seeking new management for the Issuer; and/or seeking majority control of the Issuer by the Purchasers themselves. In this regard, the Purchasers specifically reserve the right to purchase additional shares of the Issuer, to seek additional members for their group and to sell shares if they deem it in their best interests. Furthermore, the Purchasers reserve the right to discuss and pursue with other shareholders of the Issuer matters of common interest as shareholders of the Issuer. Except as otherwise discussed and disclosed herein, as of the date of this filing, the Purchasers do not have any specific or immediate plans or proposals with respect to extraordinary corporate transactions affecting the Issuer, any sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structures, charter or bylaws or delisting of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The information with respect to the aggregate number of shares and the percentage of all outstanding shares of Common Stock of the Issuer beneficially owned as of April 9, 1998, by each of the respective Purchasers within the investment group is set forth in Exhibit A annexed hereto and is incorporated herein by reference.

     The Purchaser's response to Items (7) through (13) of the cover pages of this Schedule 13D Statement, and the information and responses set forth in Exhibits A and B, are incorporated herein by reference.

     According to the Issuer's Quarterly Report for the quarterly period ended December 31, 1997, filed February 13, 1998, the Issuer has outstanding 13,294,000 shares of Common Stock. The Purchasers, as of the date of this filing, beneficially own 668,200 shares of the Issuer's Common Stock, or approximately 5.0% of the Issuer's outstanding shares.

                                     14 of 22

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the common investment strategy and objectives among the respective Purchasers within the investment group as set forth and fully described in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Purchasers, or between the Purchasers and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following are filed herewith as Exhibits to this Schedule 13D
     Statement:

     A. Information with respect to the aggregate number and percentage of the class of securities beneficially owned by each of the respective Purchasers within the investment group, and by the group as an entity; and

     B. Information with respect to any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

                                     15 of 22

                                    EXHIBIT A

     Information with respect to the aggregate number and percentage of the class of securities beneficially owned by each of the respective Purchasers within the group and the group as an entity:


                                    NUMBER OF SHARES              PERCENTAGE
     NAME                          BENEFICIALLY OWNED              OF CLASS
     ----                          ------------------             ----------
Mr. and Mrs. Maas van Dusschotem         265,000                     2.0%

Bradley C. Holt                          243,500                     1.8%

Harry Carlson                             55,000                      .4%

John R. Beattie                           54,700                      .4%

Mr. and Mrs. Gary Hofstad                 50,000                      .4%

                                         -------                    -----
                                         -------                    -----
                                         668,200                     5.0%

                                     16 of 22

                                     EXHIBIT B

     Information with respect to any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).


                                 AMOUNT OF                      WHERE AND HOW
                    DATE OF      SECURITIES                     TRANSACTION
NAME                TRANSACTION  INVOLVED    PRICE PER SHARE    EFFECTED
----                -----------  ----------  ---------------    --------
Bradley C. Holt     2/23/98      (4,500)     1.72               Sold-Open-Market
                    2/23/98      (9,000)     1 11/16nds         Sold-Open-Market
                    2/26/98      (3,000)     1.59               Sold-Open-Market
                    2/27/98      (5,000)     1.65               Sold-Open-Market
                    2/27/98      (5,000)     1.59               Sold-Open-Market
                    3/11/98      (5,500)     1 25/32nds         Sold-Open-Market
                    3/12/98      (5,000)     1.78               Sold-Open-Market
                    3/17/98      (3,200)     1 25/32nds         Sold-Open-Market
                    3/18/98      (2,300)     1.68               Sold-Open-Market
                    3/10/98       5,000      1.78               Buy-Open-Market
                    3/11/98      40,000      1.68               Buy-Open-Market

                                     17 of 22

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:         4/13/98                       /s/  Maas van Dusschotem
      --------------------------             ---------------------------------
                                             Maas van Dusschotem



                                             /s/  J.J. van Dusschotem/Uruman
                                             ---------------------------------
                                             J.J. van Dusschotem/Uruman

                                     18 of 22

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:         4/16/98                       /s/  Bradley C. Holt
      --------------------------             ---------------------------------
                                             Bradley C. Holt

                                     19 of 22

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:         4/10/98                       /s/  Gary Hofstad
      --------------------------             ---------------------------------
                                             Gary Hofstad



                                             /s/  Glennis Hofstad
                                             ---------------------------------
                                             Glennis Hofstad


                                     20 of 22

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:   4/9/98                              /s/ Harry Carlson
      --------------------------             ---------------------------------
                                             Harry Carlson

                                     21 of 22

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  4/16/98                              /s/ John R. Beattie
      --------------------------             ---------------------------------
                                             John R. Beattie


                                     22 of 22